 ITEM 77(D)

 Policies with Respect to Security Investments

               In the Registrant’s prospectus dated April 30, 2012, the Registrant revised its principal investment strategy to increase the fixed target percentages of the Registrant’s investments in the gold, silver, Swiss franc assets, hard asset securities, and large capitalization growth stocks investment categories, and to eliminate the “dollar assets” investment category. Additionally, the Registrant revised its principal investment strategies to disclose that, from time to time, it may use leverage to increase its investment in large capitalization growth stocks to the extent permitted under the 1940 Act.